1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Julie Sherman
Lynn Dicker
Alan Campbell
Tim Buchmiller

Re:	Warby Parker Inc.
Registration Statement on Form S-1
Submitted August 24, 2021
CIK No. 0001504776
Ladies and Gentlemen:
On behalf of Warby Parker Inc. (the “Company”), we are hereby submitting a second Registration Statement on Form S-1 (“Submission No. 4”). The Company previously submitted a Draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (“Submission No. 3”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on September 7, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 4 and all references to page numbers in such responses are to page numbers in Submission No. 4.

Registration Statement on Form S-1
A Letter from Neil and Dave, Our Co-Founders and Co-CEOs, page i
1.We refer to the letter from your co-CEOs. Please revise your presentation so that the letter does not appear in the forepart of the registration statement prior to your Summary.
Response: The Company respectfully acknowledges the Staff’s comment and has moved the letter accordingly.
Prospectus Summary, page 1
2.Please relocate the “Warby Parker Snapshot” graphics so that they do not appear prior to the first page of the Prospectus Summary. Please also revise the graphics to show a balanced presentation of your business. For instance, and without limitation, present your recent net losses and accumulated deficit with equal prominence to your net revenue and net revenue growth presentation and revise the footnote accompanying the net revenue and net revenue growth measures so that it appears directly below both numbers in an equivalent font size. Also remove the four-wall margin graphic which the footnote indicates is a target.
Response: The Company respectfully acknowledges the Staff’s comment and has removed the “Warby Parker Snapshot” graphic in Submission No. 4.
Our Unique Brand Partner Approach, page 116
3.Please revise the Overview subsection of the Prospectus Summary and the "Who We Are Today" subsection of the Business section to reflect your disclosure elsewhere in the prospectus that your co-CEOs will control any action requiring the approval of your stockholders.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 12 and 122 of Submission No. 4
4.We note your claim that your Buy a Pair, Give a Pair program has increased earning potential for low-income households by more than an estimated $1 billion. Please revise your disclosure within the Overview subsection of the Prospectus Summary to clearly describe how this estimate was calculated and discuss any relevant limitations related to this estimate.
Response: The Company respectfully acknowledges the Staff’s comment and has removed the disclosure from Submission No. 4.
5.Please revise the Prospectus Summary to briefly define the term NPS the first time it is used in the Summary.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 7 of Submission No. 4.

Who We Are Today, page 2
6.We note your revisions summarizing additional results from your biannual Employee Engagement Survey. Please revise your disclosure here and on page 113 to state what percentage of your employees submitted responses to the survey.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7, 86, and 122 of Submission No. 4.
7.We note your statement that by selling your products "at a fraction" of the price of many of your competitors, you pass savings on to your customers. Please revise your disclosure in this subsection, as well as on pages 80, 82, 111 and 114, to provide the quantitative support for your claim so that investors can better understand and assess the statement. In your revisions, please clarify if you are referring to your online-only competitors, competitors with retail stores or both.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7, 78, 86, 120, and 124 of Submission No. 4.
The Eyewear Market is Large, Growing, and Ripe for Disruption, page 5
8.We note your response to prior comment 2 and your revised disclosure indicating that the majority of your customers obtain their prescriptions from non-Warby Parker doctors, which underscores your opportunity to expand your optometric and telehealth services. Elsewhere in the registration statement, you disclose that you receive 3% of your revenues from vision insurance. Please revise your disclosure in this subsection on pages 5 and 116 to state whether insurers currently generally cover your optometric and telehealth services. To the extent that insurers do not cover your optometric and telehealth services, please revise this subsection to discuss any associated challenges with your plans to expand these services.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 10 and 126 of Submission No. 4.
Customer Acquisition Cost, page 90
9.With respect to “Customer Acquisition Cost,” please tell us whether the definition you present is commonly understood in the industry to measure costs against Active Customers as opposed to costs against newly acquired customers.  To the extent that your definition differs from the one commonly used by other retailers, please tell us:
•what consideration you have given to whether use of the term “Customer Acquisition Cost” could result in confusion to investors;
•why management assesses the business using Active Customers;
•whether management also assesses performance by measuring costs against new customers and,
•noting your disclosure at the bottom of page 88 and top of page 89, what were the costs to acquire new customers during the 2018-2020 period.
Response: The Company respectfully acknowledges the Staff’s comment. The Company believes that, based on the Company’s business model and industry, the most accurate measure of customer acquisition costs includes both new and returning customers, which is calculated by dividing total marketing expenses by Active Customers in a given period. This is primarily due to the fact that the repeat purchase cycle to buy a new pair of glasses is once every two to two-and-a-half years as described on page 10 of the Registration Statement. Management assesses the overall efficacy of its marketing efforts based on this metric.
Retailers with physical stores typically do not disclose customer acquisition costs and instead provide insight at times into total marketing expenses or specific marketing programs. In contrast, many online businesses who report customer acquisition costs typically allocate all marketing expenses only to new customers. This is often the case where the online business has a subscription-based business model or where purchase frequency occurs by the same customer multiple times a year. This allocation of marketing spend presumes that only new customers cost money to acquire, but all returning customers are “free.” In the case of the Company’s business and the eyeglass industry, which is transaction-based and not subscription-based, and where the repeat purchase cycle is over two years, the Company does not believe that returning customers are free. The Company deploys marketing spend across both online channels like search engine marketing and more traditional channels like television advertising in an effort to generate demand and purchase activity from both new and returning customers. Thus, the Company assesses its marketing spend and the per customer costs associated with such spend as applicable to both new and returning customers, instead of solely new customers. The Company does not believe that this definition is confusing to investors as the Company clearly define this calculation in the Glossary.

The Company also provides all the inputs in the Registration Statement to enable an investor to calculate customer acquisition costs attributable to new customers only. The Company discloses (a) net revenue and (b) marketing expense as a percent of net revenue, and by multiplying these two numbers investors can calculate (c) total marketing expense. The Company also discloses (a) Active Customers and (b) new customers as a percent of Active Customers, and by multiplying these two numbers investors can calculate (c) the number of new customers. To calculate customer acquisition costs attributable to new customers, investors can divide total marketing expense by the number of new customers. For the years ended December 31, 2018, 2019 and 2020, customer acquisition costs attributable to new customers were $41, $44, and $70, respectively. The Company also advises the Staff that management does not regularly review customer acquisition costs attributable to new customers, and instead assesses its business performance by reviewing Customer Acquisition Cost attributable to total Active Customers, as referenced in the Registration Statement. The Company has endeavored to express customer acquisition costs to investors in the same manner in which the Company assesses performance, deploys marketing spend and discusses marketing costs internally.

Business
Retail Stores, page 124
10.We note your inclusion of a new metric, Customer Market Share, on page 124. Please revise your disclosure in this subsection to include (i) a clear definition of the metric and how it is calculated, (ii) why the metric provides useful information to investors and (iii) how management uses this metric in managing or monitoring the performance of your business. Please also disclose any estimates or assumptions underlying the metric or its calculation. For guidance, please refer to SEC Release No. 33-10751.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4 and 134 of Submission No. 4.

Plan of Distribution, page 191
11.We note your response to prior comment 7 and revised disclosure.  With a view to disclosure, please tell us whether the independent common stock valuation will be provided to the DMM at any time during the direct listing process.  If there is uncertainty, please explain.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, based on information provided by the New York Stock Exchange, the Company understands that the independent common stock valuation will not be provided to the DMM at any time during the direct listing process.
General
12.With reference to the guidance contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, we note that graphic presentations should not obscure other prospectus disclosure.  Accordingly, please tell us why you believe it is appropriate to include ten pages of graphics and accompanying text in a narrative that precedes the Summary section.  In addition, please refer to the above referenced Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects your business.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the front cover graphics of Submission No. 4.
13.We note the disclosures throughout your prospectus regarding your company’s election to have its performance, accountability and transparency measured against criteria established by B Lab and B Lab’s designation of the company as a “Certified B Corporation.” Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a “Certified B Corporation.”
Response: The Company respectfully acknowledges the Staff’s comment and has removed references to the Company’s designation as a “Certified B Corporation” in Submission No. 4.

* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Neil Blumenthal, Co-Chief Executive Officer, Warby Parker Inc.
Dave Gilboa, Co-Chief Executive Officer, Warby Parker Inc.
Stelios G. Saffos, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP